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                      [CHECKMATE LETTERHEAD APPEARS HERE]

FOR IMMEDIATE RELEASE

October 13, 1997

                              CONTACT:  John J. Neubert
                                        CFO/Senior Vice President
                                        Checkmate Electronics, Inc.
                                        (404) 594-6000

          Checkmate Electronics, Inc. Adopts Shareholder Rights Plan

Roswell, Georgia--Checkmate Electronics, Inc., (Nasdaq-NMS Symbol:CMEL) announced that its Board of Directors adopted a shareholder rights plan at its meeting today and issued stock purchase Rights in connection with the rights plan.

J. Stanford Spence, Chairman of the Board, stated: "The Rights are designed to assure that all of Checkmate's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control of Checkmate without paying all shareholders a control premium. The plan is not being adopted in response to any unsolicited takeover proposals."

The stockholder rights plan is intended to enable all shareholders to realize the long-term value of their investment in Checkmate. The plan will not prevent a takeover, but should encourage anyone seeking to acquire Checkmate to negotiate with the Board prior to attempting a takeover.

In connection with the adoption of the plan, the Board declared a dividend of one stock purchase Right on each outstanding share of common stock. Future issuances of Checkmate common stock will include stock purchase Rights. Generally, the Right will be exercisable only if a person or group acquires 15% or more of Checkmate's common stock or announces a tender offer. Each Right will entitle shareholders to buy one share of a common stock at an exercise price of $50.00. Prior to the time they become exercisable, the Rights are redeemable for one cent per Right at the option of the Board.

If Checkmate is acquired after a person has acquired 15% or more of its common stock, each Right will entitle its holder to purchase, at the Right's then-current exercise price, a number of shares of the acquiring company's common stock having a market value of

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twice such price.  Additionally, if Checkmate is not acquired, a Rights holder
(other than the person or group acquiring 15% or more) will be entitled to purchase, at the Right's then-current exercise price, a number of shares of Checkmate's common stock having a market value of twice such price.

Following the acquisition of 15% or more of the common stock, but less than 50%, the Board may exchange some or all of the Rights (other than Rights owned by such person or group) at an exchange ratio of one share of common stock for each Right.

The Rights will be distributed on October 24, 1997, to shareholders of record as of the close of business on October 24, 1997. The Rights will expire on October 13, 2007. Shareholders will receive additional information from Checkmate on the plan within the near future and do not need to take any action to receive the Rights.

At its meeting on October 13, the Board also adopted two amendments to its by-laws which will provide further protection to Checkmate's shareholders from unsolicited takeover proposals. The Board adopted the fair price requirements of the Georgia code which provide generally that, in the event of a takeover of Checkmate, all shareholders will receive a "fair price" for their shares, as determined by the statute. The Board also adopted the business combinations provisions of the Georgia code which restrict business combinations with "interested parties."

Checkmate Electronics, Inc. develops, manufactures and markets point-of-sale payment automation systems and terminals, including check readers, payment authorization systems, signature capture devices and MICR analyzers to distributors, retailers, and financial services institutions. Headquartered in Roswell, Georgia, Checkmate Electronics, Inc. has over 185 employees.

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